LINUX GOLD CORP.
240-11780 Hammersmith Way
Richmond, B.C., V7A 5E9

By Fax (202-772-9368) and via EDGAR

February 16, 2007

Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Form 20-F for the Fiscal Year Ended February 28, 2006
Filed August 16, 2006
File No. 0-30084

Dear Mr. Hiller:

This letter responds to your letter dated February 6, 2007 with respect to your review of the Company’s annual report on Form 20-F. We are continuing to work on providing you with a response to each of your comments, and an amended 20-F. Your letter stated that you required our response within 10 days of your letter. However, our response will require some additional time to prepare and we ask that you allow us to provide our letter and amended 20-F by March 2, 2007.

I would appreciate it if you would please contact our legal assistant, Suzanne Foster at 604-448-8834 if you have any questions.

Very truly yours,

LINUX GOLD CORP.

/s/ John Robertson

John Robertson
President

cc:	Tracie Towner, SEC Jennifer Gallagher, SEC Ken Schuler, SEC